[Latham & Watkins LLP letterhead]

October 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Russell Mancuso, Branch Chief

Re:	Pericom Semiconductor Corporation
Preliminary Proxy on Schedule 14A
Filed September 17, 2015
File No. 000-27026

Dear Mr. Mancuso:

On behalf of Pericom Semiconductor Corporation (“Pericom”), we submit this letter in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated October 8, 2015, with respect to Pericom’s preliminary proxy statement on Schedule 14A, originally filed with the SEC on September 17, 2015 (the “Proxy Statement”).

Pericom has further revised the Proxy Statement in response to the Comment Letter and are concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Proxy Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Proxy Statement.

October 13, 2015

[Latham & Watkins LLP logo]

Staff Comments

Opinion of Cowen and Company, LLC, page 40

1.	We note the statement in the first sentence of the tenth paragraph of the opinion attached as Annex C that Cowen and Company’s opinion may not be used without its prior written consent. Please revise the disclosure in this section to state, if true, that Cowen and Company has consented to the use of its opinion in this document.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure beginning on page 45.

Where You Can Find More Information, page 84

2.	Please tell us when you plan to file the information omitted from Part III of the Form 10-K that you identify in this section relative to the date that you file your definitive proxy statement for the special meeting to consider the merger agreement.

Response:

Pericom intends to file an amendment to its Form 10-K on or prior to October 26, 2015 which will contain the information omitted from Part III of Pericom’s Form 10-K previously filed with the SEC for the year ending June 27, 2015.

* * * * *

We have been authorized to confirm, on behalf of Pericom, Pericom’s acknowledgment that:

•	Pericom is responsible for the adequacy and accuracy of the disclosure in the filing;

•	it is the Staff’s view that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it is the Staff’s view that Pericom may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding the response contained in this letter, please feel free to contact me at (650) 463-3060 or tad.freese@lw.com.

October 13, 2015

[Latham & Watkins LLP logo]

Very truly yours,

/s/ Tad Freese
Tad Freese of LATHAM & WATKINS LLP

cc:	Alex Hui, Pericom Semiconductor Corporation